UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 2)
CORUS BANKSHARES, INC.

(Name of Issuer)
COMMON STOCK, $0.05 PAR VALUE

(Title of Class of Securities)
220873103

(CUSIP Number)
Edward W. Glickman
5217 Schaefer Road
Edina, MN 55436
(952) 935-0625
With a copy to:
James C. Melville
Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN
(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 19, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	220873103

1	NAMES OF REPORTING PERSONS. Edward W. Glickman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,003,126

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,003,126

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,003,126

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.32%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the 53,711,680 shares of Common Stock issued and outstanding as of April 28, 2009, as reported in Corus Bankshares, Inc.’s Form 10-Q for the quarter ended March 31, 2009.

Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on October 9, 2002, as amended by the Amendment No. 1 to Schedule 13D filed on October 15, 2002 (collectively, the “Original Schedule 13D”), by Edward W. Glickman relating to the Common Stock of Corus Bankshares, Inc., a Minnesota corporation (the “Company”), $0.05 par value per share (the “Common Stock”).
     All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 2 to Schedule 13D is incorporated herein by this reference.
     Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Name of Issuer:	Corus Bankshares, Inc.
Class of Equity Security:	Common Stock
Address of Executive Offices:	3959 N. Lincoln Ave.
Chicago, IL 60613
Item 2. Identity and Background
     Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Name:	Edward W. Glickman
(b)	Residence or business address:	5217 Schaefer Road
Edina, MN 55436
(c)	Principal occupation:	Retired
(d)	Criminal convictions:	None
(e)	Civil Proceedings:	None
(f)	Citizenship:	United States
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
     Not applicable.
Item 4. Purpose of Transaction
     Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
     Edward W. Glickman currently plans to continue to dispose of certain shares of the Common Stock in open market transactions for financial planning purposes (the “Planned Dispositions”). Other than the Planned Dispositions, Mr. Glickman does not have any present plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
     (a) As of the close of trading on August 21, 2009, giving effect to the dispositions described in paragraph (c) below, Edward W. Glickman is the beneficial owner of 5,003,126 shares of the Common Stock, representing approximately 9.32% of the 53,711,680 shares of the Common Stock issued and outstanding as of April 28, 2009, as reported by the Company in its Form 10-Q for the quarterly period ended March 31, 2009.

     (b) Mr. Glickman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 5,003,126 shares of the Common Stock. Mr. Glickman does not have shared voting or dispositive power with respect to any shares of the Common Stock.
     (c) Mr. Glickman effected the following dispositions of the Common Stock during the past sixty days, all of which were effected in open market transactions:

Trade Date	Number of Shares Disposed	Price Per Share
August 14, 2009	40,280	$0.4807
August 14, 2009	19,804	$0.4807
August 19, 2009	440,723	$0.3750
August 20, 2009	491,527	$0.3543
August 21, 2009	200,000	$0.3345
          The shares disposed of by Mr. Glickman on August 14, 2009, August 19, 2009, August 20, 2009 and August 21, 2009 represent approximately 2.2% of the total issued and outstanding shares of the Common Stock, which is deemed to be a material decrease in beneficial ownership pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Mr. Glickman was the indirect beneficial owner of the 60,084 shares of Common Stock disposed by him on August 14, 2009, of which (i) 40,280 shares of Common Stock were held by him as Trustee for the benefit of various relatives and (ii) 19,804 shares of Common Stock were held by him as director of a charitable corporation. All of the shares disposed of by Mr. Glickman on August 19, 2009, August 20, 2009 and August 21, 2009 were beneficially owned directly by him.
     (d) Not applicable.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2009 Date

/s/Edward W. Glickman Edward W. Glickman

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